March 9, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Pre-Effective Amendment No. 1 and Registration Statement on Form S-1
ProShares Trust II (File No. 333-217767)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), ProShares Trust II (the “Registrant”) respectfully requests the withdrawal of the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-217767), together with Pre-Effective Amendment No. 1 filed on November 14, 2017, and all exhibits thereto (collectively, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2017. The Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement at this time. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted. Additionally, in accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please contact me or, in my absence, Robert J. Borzone Jr. at (240) 497-6400.

Very truly yours,

ProShares Trust II

By:	/s/ Richard F. Morris
Richard F. Morris
General Counsel